SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that Eletrobras’ Board of Directors (“BoD”), in addition to the Market Announcement of January 15, 2018, regarding the election of Directors, to be held at the General Shareholders Meeting (GSM), scheduled to occur on April 27, 2018 ("GSM"), as follows:

Pursuant to article 32, caput of Eletrobras' By-Laws, the management term of the Board of Directors is 2 (two) years, and its members’ election was held at the 57th General Shareholders Meeting (GSM), on April 28, 2017, therefore, with a management term, until the Eletrobras General Shareholders Meeting to be held in 2019.

At the Extraordinary General Meeting held on November 30, 2017, Eletrobras' Bylaws were amended to provide for the election of an additional member of Eletrobras' Board of Directors by indication of the Ministry of Mines and Energy ("MME"), and such election has not yet occurred.

In addition, on July 28, 2017, BoD member Elena Landau resigned, and no substitute member has been elected so far.

Finally, pursuant to article 32, item IV, of Eletrobras' By-Laws, 1 (one) member of the Board of Directors shall be elected in a separate vote at the general meeting, excluding the controlling shareholder, by the holders of preferred shares issued by Eletrobras representing, at least, 10% (ten percent) of the capital stock, excluding, for such computation, the shares held by controlling shareholders, and at the 57th General Shareholders Meeting held on April 28, 2017, no the vacancy on Eletrobras' Board of Directors was filled for the representative of minority shareholders holding preferred shares for lack of a minimum quorum established in the Bylaws and Law No. 6,404, dated December 15, 1976, as amended ("Brazilian Corporate Law").

In this way the GSM will deliberate on the election of additional member of the Board of Directors to be appointed by the MME, on the election of substitute member to the BoD member who resigned the position and, in addition, will be offered to the minority preferred shareholders, under the terms indicated above, the possibility of electing a member to the Board of Directors in separate election. In any case, any elected member shall exercise his term of office until the expiration of the term of office of the members of the Board of Directors elected at the 57th General Shareholders Meeting held on April 28, 2017, that is, until the General Shareholders Meeting to be held in 2019.

In all cases, candidates for said vacancies shall comply with the requirements of Law No. 13,303 of June 30, 2016 ("State-owned Companies Law"), of Decree No. 8,945, of December 27, 2016, which regulates the Law of the State-owned Companies Law, those envisaged in the Brazilian Corporate Law, Law 6,404/76 and the one established in the Policy for Indications in the Holding Company and in its Controled, Associates, Foundations and Joint Ventures Companies.

MARKET ANNOUNCEMENT

Accordingly, the Company informs the following rules to be observed by the holders of preferred shares that wish to nominate candidates to be included in the Company's Voting Bulletin for the purpose of the General Shareholders Meeting:

1. Pursuant to article 21-L, item I, of CVM Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481"), shareholders of the Company that hold a corporate interest equal to or greater than 0.5% (one-half percent) of the total shares of the same type and / or class of shares issued by the Company may submit, for the purposes of listing in the Voting Ballot to be disclosed by the Company, nominations of candidates for a separate election by preferred minority shareholders member of the Company's Board of Directors.

2. All nominations for candidates for membership of the Board of Directors shall be submitted in accordance with the terms and conditions established in CVM Instruction 481 and directly to Eletrobras, by post, addressed to the Company's Investor Relations Office located in the City of Rio de Janeiro, in the State of Rio de Janeiro, at Avenida Presidente Vargas, 409, Centro, 9th floor, or by e-mail, to the following address: ombudsman-ri@eletrobras.com, which the originals should be sent to the Company prior to the date scheduled for the respective GSM.

3. In addition, the information shall contain the place, date and signature of the requesting shareholder, which shall be recognized in a notary's office, including, where applicable, all documentation demonstrating the powers of the signatory, as applicable. If the shareholder is considered a legal entity under Brazilian law, the signature must be from its legal representatives, or attorneys with powers to practice this type of act, and must also be duly recognized in a notary's office;

4. All the information necessary for its correct understanding should be sent together with the requests, especially if it falls within the list of matters requiring specific information pursuant to article 10 of CVM Instruction 481, together with the documentation specified in item 12.2 "I" of the Company's Reference Form.

5. The Company emphasizes that under the State-owned Companies Law, regulated by Decree No. 8,945 of December 27, 2016, all nominations for candidates for the Board of Directors will be evaluated by the Management, People and Eligibility Committee, responsible by verifying, in relation to each of the candidates, the fulfillment of the mentioned eligibility requirements listed in article 28 of the Decree that regulates the State-owned Companies Law. Such obligation covers any candidates to the Company's Board of Directors, regardless of the shareholder that indicates it.

6. As a result, any indication of candidates for membership of the Company's Board of Directors, in addition to being accompanied by the documentation and specific information provided for in CVM Instruction 481, must be accompanied by the respective Administrator Registration Form, duly completed, dated and signed by the shareholder and/or its representatives. These forms can be accessed on the Company's website at: www.eletrobras.com/ir.

MARKET ANNOUNCEMENT

Additional information on the said GSM and the documents related to the matters to be discussed will be disclosed in a timely manner, in accordance with the procedure and deadlines established by Law 6,404/76 and the applicable supplementary regulations.

Rio de Janeiro, March 14, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.